Exhibit 99.64

510 Burrard St, 3rd Floor
Date: July 13, 2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TIMMINS GOLD CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	04-08-2011
Record Date for Voting (if applicable) :	04-08-2011
Beneficial Ownership Determination Date :	04-08-2011
Meeting Date :	08-09-2011
Suite 1900 - 570 Granville Street
Meeting Location (if available) :	Vancouver, BC, V6C 3P1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88741P103	CA88741P1036

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TIMMINS GOLD CORP